

October 18, 2012

Via E-mail
Mr. R. Neil Williams
Senior Vice President and Chief Financial Officer
Intuit, Inc.
2700 Coast Avenue
Mountain View, California 94043

      **Re:**    **Intuit, Inc.**
              **Form 10-K for the Fiscal Year Ended July 31, 2012**
              **Filed September 13, 2012**
              **File No. 000-21180**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 32

1.      You state in the first sentence that in your Executive Overview you provide a discussion of trends that affect your business. This section appears to be limited to a discussion of financial results and seasonality. Please tell us what consideration you gave to enhancing your disclosure to provide context for the remainder of your discussion in MD&A. An appropriate overview should discuss the material opportunities, challenges, and risks on which you are most focused, including actions that you are taking to address those matters. It would also describe any financial and non-financial indicators that you use to assess your business. Refer to SEC Release 33-8350.

Item 8.  Financial Statements and Supplementary Data

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 63

2.      We note your disclosure on page 64 that revenue from the sale of packaged software products is generally recognized when legal title transfers which is often when the product is shipped. We also note your disclosure on page 7 which indicates that in 2011 Turbo Tax customers received free live tax advice during the 2011 tax season.  Please tell us whether customers that purchase the packaged Turbo Tax software have access to free tax advice during the tax season. If these customers did have access to the free tax advice, please tell us how you considered this future performance obligation when determining that revenue from these products should be recognized when legal title transfers.  Refer to the authoritative guidance that supports your accounting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Megan Akst, at (202) 551-3407, or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Gabriel Eckstein, at (202) 551-3286 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457.  If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/  Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief